HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190
RONALD J. LIEBERMAN DIRECT DIAL: 404-888-4139 EMAIL: rlieberman@hunton.com FILE NO: 66013.000012
June 29, 2007

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Karen J. Garnett, Division of Corporation Finance

Re:	Deerfield Triarc Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Registration No. 001-32551
Filed on May 25, 2007

Dear Ms. Garnett:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated as of June 28, 2007. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Deerfield Triarc Capital Corp.

For convenience of reference, each Staff comment contained in the June 28, 2007 comment letter to Richard Smith is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the letter, and is followed by the corresponding response of the Company.

1.

We note your response to comment 1. Please provide us with a detailed legal analysis as to why you believe that registering the resale of the shares of common stock being issued to Deerfield & Company LLC’s members before those shares are issued to the members is a valid PIPE transaction.

Response: We understand that a private placement of securities and the subsequent registered resale of those securities will be considered a valid “PIPE” transaction if the private placement was “completed” prior to the filing of the resale registration statement. We also understand that the SEC considers a private placement to be “completed” if each purchaser is irrevocably obligated to purchase a set number of securities, the purchase price is fixed (i.e., not contingent

Ms. Karen J. Garnett

United States Securities and Exchange Commission

June 29, 2007

on market price or a fluctuating ratio) and the transaction is not subject to conditions within the purchaser’s control.

Each of these conditions is met in the case of the merger.  Each of the members of Deerfield, who are entitled to receive consideration pursuant to the merger agreement and who are the selling stockholders under the registration statement, became irrevocably obligated to complete the merger at the time they (as members of Deerfield) approved the merger and the parties entered into the merger agreement.  The merger agreement fixes the number of shares to be issued by DFR as consideration for the merger and provides the method by which these shares will be allocated among the members of Deerfield.  The closing of the merger is subject only to conditions outside their control (such as the vote of DFR’s unaffiliated stockholders that is the subject of the proxy statement).  As a result, we believe that the private placement that occurs in connection with the merger was completed, and the members of Deerfield became irrevocably and contractually obligated to complete the transaction, at the time that they approved the merger agreement.

Based on the above, we believe that the private placement of securities in the merger and the subsequent registered resale of those securities under the planned registration statement constitutes a valid “PIPE” transaction.

Sincerely,

/s/ Ronald J. Lieberman

Ronald J. Lieberman

cc:	David H. Roberts
Danielle Valkner
Frederick L. White
David P. Murgio
O. Denny Kwon